Exhibit 99.1

Volvo: Renault Trucks Signs Distribution Agreement with Nissan Motor Regarding Light Trucks

STOCKHOLM, Sweden--(BUSINESS WIRE)--Jan. 23, 2007--AB Volvo's (NASDAQ:VOLV) (STO:VOLVA) (STO:VOLVB) subsidiary Renault Trucks has signed a distribution agreement covering the Renault Maxity light duty vehicle with the manufacturer Nissan Motor. An agreement in principle regarding the distribution agreement was signed in February 2006.

Renault Maxity is a cab-over-engine light duty vehicle produced by Nissan Motor at its plant in Spain. Sales by Renault Trucks' dealers will begin in March this year. Renault Maxity was developed and manufactured for Renault Trucks by Nissan Motor and is sold under Renault Trucks' own identity. Renault Maxity complements Renault Trucks' existing range of light trucks, comprising Renault Master and Renault Mascott, and is produced in a range of weight classes from 2.8 to 4.5 tons, with three engine alternatives.

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 82,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to more than 20 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm and on NASDAQ in the US.

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CONTACT: Volvo
Marten Wikforss, +46 31 66 11 27 / +46 705 59 11 49